EXHIBIT 23E11

December 29, 2009

Mr. Mark Swanson

Treasurer and Principal Financial Officer

SSgA Funds

909 A Street

Tacoma, WA  98402

RE:          SSgA Funds Distribution Fee Waiver

Dear Mark:

State Street Global Markets LLC (“SSGM”), as distributor to The SSgA Funds (the “Funds”), agrees, until December 31, 2010, to waive up to .70 of 1% (70 basis points) of the Rule 12b-1 and distribution fee to reduce the total expenses of a class of shares of a Fund (exclusive of non-recurring account fees and extraordinary expenses) to the level of the expense limitation for the class stated below, as measured on an annualized basis and after giving effect to any contractual undertaking by SSgA Funds Management, Inc. to waive the advisory fee payable by that Fund:

SSgA Fund Name	Expense Limitation
Bond Market Class R	1.00%
Small Cap Class R	1.60%
International Stock Selection Class R	1.60%

Prior to December 31, 2010, this agreement may not be terminated with respect to a class of shares of a Fund without the approval of the Board of Trustees. This agreement supersedes any prior voluntary distribution fee waiver or reimbursement arrangements for the Funds and may, at SSGM’s option, continue after the date set forth above.

If this arrangement is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

STATE STREET GLOBAL MARKETS LLC

By:	/s/ Anthony Rochte

Its: Senior Managing Director

Accepted and Agreed: SSgA Funds, on behalf of the portfolios named above

By:	/s/ Mark E. Swanson, Treasurer and Principal Financial Officer